Consent of Independent Registered Public Accounting Firm

The Board of Directors

UMH Properties, Inc.

We consent to the incorporation by reference in the registration statements on Form S-8 (File No. 333-117538) and on Form S-3D (File No. 333-134000) of UMH Properties, Inc. and subsidiaries of our report dated March 9, 2009, with respect to the consolidated balance sheet of UMH Properties, Inc. and subsidiaries as of December 31, 2008 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the year then ended and the related financial statement schedule, and with respect to the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of UMH Properties, Inc.

/s/ PKF

Certified Public Accountants

A Professional Corporation

New York, NY

March 9, 2009